Notice of Exempt Solicitation

NAME OF REGISTRANT: Exxon Mobil Corporation

NAME OF PERSON RELYING ON EXEMPTION: Interfaith Center on Corporate Responsibility

ADDRESS OF PERSON RELYING ON EXEMPTION: 475 Riverside Drive, New York, NY 10027

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily.

The Interfaith Center on Corporate Responsibility (ICCR) is a coalition of over 300 institutional investors that for over 50 years has practiced active ownership, i.e., the regular engagement of their portfolio companies to help them mitigate their environmental, social, and governance risks and strengthen their long-term financial performance. These engagements often take the form of letters, requests for dialogue, and advisory proposals put forward for a vote at the annual general meeting of shareholders. ICCR members were some of the earliest investors to utilize the 14a-8 process to bring their concerns to the attention of company boards/management and their fellow shareholders.

We were dismayed to see our organization and our members’ proposals characterized as “obstructive” and “an abuse of the system,” and shareholder proponents mischaracterized as advancing “their own agenda” that is “detrimental to investor value” on multiple pages of Exxon Mobil Corporation’s (Exxon Mobil’s) 2024 proxy statement1. This language signals a growing hostility and open contempt for the legitimate concerns of investors regarding the company’s management of climate-related financial risk.

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1 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000034088/000119312524092545/d784249ddef14a.htm

This is not the first time that Exxon Mobil has used language suggesting shareholder proponents do not have the company’s economic interests at heart and are instead driven by an “extreme agenda” calculated to shrink the business or “hijack” the shareholder proposal process. A similar argument was made in Exxon Mobil’s unprecedented lawsuit2 against shareholder proponents earlier this spring. This aggressive action is nothing less than a 'SLAPP suit' intended to intimidate perceived opponents and silence dissenting points of view. This appears to be part of a broader attempt by Exxon Mobil to insulate the board and management from accountability and instead to villainize a long line of shareholders who for years have asked Exxon Mobil to take the necessary steps to set and meet ambitious goals to reduce its carbon emissions, a goal recently reiterated by thousands of global world leaders, businesses, and other key stakeholders at COP 28. Far from being an extreme agenda, a focus on the transition of the oil and gas sector to clean energy has long been a mainstream discussion both inside and outside the investor community, with shareholder votes demonstrating significant support for proposals requesting company action to pursue the changes needed to address the climate crisis.

Exxon Mobil shareholders increasingly want to hear about plans to address climate change, including how the company will proactively advocate for the policies needed to avoid a disorderly transition3 to a decarbonized economy. The issue is so important to Exxon Mobil’s shareholders that in 2021 several board members were ousted in a well-publicized4 effort to press for more strategic and urgent climate action. The clean energy transition is already well underway with enabling policies increasingly in place and the costs of renewable energy alternatives falling dramatically. Intransigence in the face of the inevitable shift, and now hostility and intimidation toward investors with legitimate concerns, are not the hallmarks of a leadership positioning the company for future opportunities and success.

We note that shareholder proposals are typically filed only when other forms of engagement have been rebuffed or are unproductive; dialogue is the preferred method of engagement by ICCR members. The company’s attacks on shareholders concerned with long-term financial risk is a regrettable turn for Exxon Mobil management, which for two decades under numerous Corporate Secretaries held substantive discussions with investors, including many ICCR members. These discussions included talks with individual proponents and small groups as well as annual convenings with several dozen investors for half-day discussions on strategies to address climate change and other risks to the business. These meetings were respectful and constructive conversations where both investors and management learned from one another. These recent attacks represent a radical setback in investor relations that will only sow divisiveness and hostility between Exxon Mobil’s board and management and its investors.

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2 https://storage.courtlistener.com/recap/gov.uscourts.txnd.385370/gov.uscourts.txnd.385370.1.0_1.pdf

3 https://www.unpri.org/inevitable-policy-response/what-is-the-inevitable-policy-response/4787.article

4 https://www.reuters.com/business/energy/engine-no-1-win-third-seat-exxon-board-based-preliminary-results-2021-06-02/

As fiduciaries, ICCR members are keenly interested in the long-term financial success of the companies held in their portfolios, including Exxon Mobil. Since the late 1980s/early 1990s, shareholder proposals at Exxon and Mobil have been filed by a wide range of investors, including ICCR members who were among the first to file there on climate change, and have won the voting support of investors representing trillions of dollars in AUM (assets under management). Given the increasing urgency of the climate crisis and the systemic risks from climate change inherent in Exxon Mobil’s fossil fuel business, many if not most proposals have highlighted the importance of setting the meaningful decarbonization targets necessary to put the company on a more sustainable energy path. Several of these proposals have achieved majority votes5 and others have garnered votes in the 30% to 49% range, signaling broad investor support. Collectively these proposals represent strong messages from shareholders calling for more urgent action to better manage climate risk.

As investors and countless other stakeholders, including the Intergovernmental Panel on Climate Change, climate-impacted communities, and officials at every level of government implore the oil and gas sector to meaningfully respond to the climate crisis by shifting its business model away from an over-reliance on fossil fuels, Exxon Mobil has consistently dragged its feet, lobbied heavily against strong climate policy6, and funded misinformation campaigns7 developed by industry trade groups like the now-defunct Global Climate Coalition8 to sow doubt about established climate science. Engagements at Exxon Mobil were initiated by our members after climate scientists, including Exxon Mobil’s own scientists, first made the indisputable connection between the burning of fossil fuels and dangerous global warming. A study9 by Harvard University and the University of Potsdam published last year showed that not only did Exxon Mobil know that greenhouse gas (GHG) emissions were harming the environment, it was also able to predict with remarkable accuracy how devastating the damage would be.

Yet the company responds by attacking shareholders raising concerns about these very issues. These are the tactics of obstruction. They delay the opportunities the company, and our world, will reap from moving to lower-carbon energy alternatives, and they load systemic risks into our financial markets that threaten the portfolios of all investors, including hard-working Americans saving for retirement. People everywhere will pay the price for the company’s inaction10.

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5 https://www.iccr.org/wp-content/uploads/2024/04/ICCR-Exxon-Votes-2017-2023-CHART-FINAL.jpg

6 https://www.theguardian.com/business/2019/mar/22/top-oil-firms-spending-millions-lobbying-to-block-climate-change-policies-says-report

7 https://www.npr.org/2021/10/27/1047583610/once-again-the-u-s-has-failed-to-take-sweeping-climate-action-heres-why

8 https://www.pbs.org/wgbh/frontline/article/investigation-finds-exxon-ignored-its-own-early-climate-change-warnings/

9 https://www.science.org/doi/10.1126/science.abk0063

10 Exxon Mobil makes much of a per-proposal cost estimate of “up to $150,000” it attributes to the SEC. When traced back, that estimate, which was the upper bound of a $20,000-$150,000 figure used in the SEC’s economic analysis regarding changes to the shareholder proposal process, originated in a House Financial Services Committee report. That report provided no source, nor did it explain what elements were included in the figure.

Shareholder proponents fully recognize the challenges an authentic commitment to decarbonization presents for the oil and gas sector, and are eager to work with companies like Exxon Mobil to help make the inevitable transition a smoother one for everyone involved. What is not helpful, however, is the company’s adoption of an aggressive stance towards its investors through litigation and disparaging remarks in its proxy statement to silence dissent. Given the existential stakes for both the business and its stakeholders, it is disappointing that leadership has chosen tactics of intimidation rather than embracing a more open and productive route forward. As part owners, investors have the right, and indeed the obligation, to engage management and the board on corporate governance concerns or harmful societal impacts that may flow from a company’s operations or strategy. Investors are concerned with corporate impacts that may translate to systemic financial risks to their portfolios in the future and they utilize the proxy process to voice these concerns as is their right. Strong corporate leaders will not find this give-and-take “obstructive or abusive” but will recognize it for the important private ordering mechanism it is intended to be.